         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1997
                                                      REGISTRATION NO. 333-26079

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                            -----------------------------

                                  Amendment No. 3 to
                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933

                            -----------------------------
                               BIOCIRCUITS CORPORATION
                (Exact name of Registrant as specified in its charter)

               DELAWARE                              ----                            94-3060271
     (State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer Identification
    incorporation or organization)        Classification Code Number)                 Number)


                                ---------------------

                               1324 CHESAPEAKE TERRACE
                             SUNNYVALE, CALIFORNIA 94089
                                    (408) 745-1961
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------------


                                     JAMES WELCH
                      VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               1324 CHESAPEAKE TERRACE
                             SUNNYVALE, CALIFORNIA 94089
                                    (408) 745-1961
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)


                                ---------------------

                                       COPY TO:

                               DEBORAH A. MARSHALL, ESQ.
                                 LANA K. HAWKINS, ESQ.
                                  COOLEY GODWARD LLP
                                FIVE PALO ALTO SQUARE
                                 3000 EL CAMINO REAL
                               PALO ALTO, CA 94306-2155
                                    (415) 843-5000

                                ---------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is filed in a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ---------------------
                           CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS OF         AMOUNT TO BE     PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
  SECURITIES TO BE REGISTERED      REGISTERED          PRICE PER SHARE              OFFERING PRICE              REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
  Common Stock                     2,896,226(1)         $0.9375(2)                   $ 2,715,211.88(2)             $  822.79(2)(3)
  Common Stock                    13,707,134(4)         $1.06  (5)                   $14,529,562.04(5)             $4,402.90(5)(6)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes all shares of Common Stock issuable upon exercise of warrants issued on April 15, 1997 pursuant to a private placement and a warrant issued to a manufacturing supplier.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on April 23, 1997.
(3) Previously paid with the filing of the Company's Registration Statement on April 29, 1997.
(4) Includes all shares of Common Stock issuable upon exercise of warrants issued on July 3, 1997 pursuant to a private placement.
(5) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on July 16, 1997.
(6) Previously paid with the filing of Amendment No. 1 to the Company's Registration Statement on July 18, 1997.



                             ----------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                               BIOCIRCUITS CORPORATION


Cross Reference Sheet pursuant to Item 501(b) of Regulation S-K showing location in prospectus of information required by Items of Form S-3


       FORM S-3 ITEM AND CAPTION                         LOCATION IN PROSPECTUS
1.   Forepart of Registration Statement and
     Outside Cover Page of Prospectus . . . . . . . . .Outside Front Cover Page

2.   Inside Front and Outside Back                Inside Front and Outside Back
     Cover Pages of Prospectus. . . . . . . . . . . . . . . . . . . Cover Pages

3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges . . . . . . . The Company; Risk Factors

4.   Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . Use of Proceeds

5.   Determination of Offering Price. . . . . . . . . . . . . . . . . . . . . *

6.   Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . *

7.   Selling Security Holders . . . . . . . . . . . . . Selling Securityholders

                                                      Outside Front Cover Page;
8.   Plan of Distribution . . . . . . . . . . . . . . . . .Plan of Distribution

9.   Description of Securities to Be Registered . . . . . . . . . . . . . . . *

10.  Interests of Named Experts and Counsel . . . . . . . . . . . . . . . . . *

11.  Material Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . *

12.  Incorporation of Certain Information
     by Reference. . . . . . . . . . . . . . . . . . .  Inside Front Cover Page

13.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities . . . . . . . . . . . . . *



-------------------
*   Such item is inapplicable or the answer thereto is in the negative.

                                      PROSPECTUS


                                  16,603,360 SHARES


                               BIOCIRCUITS CORPORATION

                                  -----------------

                                     COMMON STOCK

                                  -----------------


    This Prospectus relates to a total of 16,603,360 shares of Common
Stock (the "Shares"), with a par value of $0.001 (the "Common Stock"), (i) 531,250 of which were issued by Biocircuits Corporation ("the Company") on April 15, 1997 pursuant to a private placement (the "April Common Stock Financing"), (ii) 1,157,488 of which were issued by the Company on April 15, 1997 pursuant to a private placement of units consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the "April Units Financing"), (iii) 1,157,488 of which are issuable upon exercise of warrants issued pursuant to the April Units Financing (the "April Financing Warrants"), (iv) 6,853,567 of which were issued by the Company on July 3, 1997 pursuant to a private placement (the "July Financing"), (v) 6,853,567 of which are issusable upon exercise of warrants issused pursuant to the July Financing (the "July Financing Warrants"), and (vi) 50,000 of which are issuable upon exercise of one Common Stock warrant issued in connection with a manufacturing arrangement (the "KMC Warrant"). All of the Shares are being offered on behalf of certain security holders of the Company described herein (the "Selling Securityholders"). The April Financing Warrants are exercisable for an aggregate of 1,157,488 shares at $0.75 per share at any time on or after June 5, 1997 and before November 23, 1998, subject to certain adjustments. The July Financing Warrants are exercisable for an aggregate of 6,853,567 shares at $0.75 per share at any time within eighteen months of July 3, 1997, subject to certain adjustments. The KMC Warrant is exercisable for an aggregate of 50,000 shares at $0.01 per share at any time on or after March 28, 1997 and before June 30, 1998. The April Financing Warrants, the July Financing Warrants and the KMC Warrant are collectively referred to herein as the "Warrants."


    The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Securityholders" and "Plan of Distribution."


    The Warrants may or may not be exercised. The Company will receive all of the proceeds from any exercise of the Warrants but will not receive any proceeds from the sale of the shares of Common Stock by the Selling Securityholders hereof. See "Plan of Distribution."



    The Selling Securityholders, directly or through agents, dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale. The Company's Common Stock is traded on the Nasdaq National Market under the symbol BIOC. The last reported sales price on the Company's Common Stock on the Nasdaq National Market on July 16, 1997 was $1.06 per share.

                                  -----------------
               THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                            SEE "RISK FACTORS" ON PAGE 5.

                                  -----------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.


    No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $30,225.69. The aggregate proceeds to the Selling Securityholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."


    The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Securities Act.


                  The date of this Prospectus is August 22, 1997.

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

                                AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission pursuant to the Exchange Act is by this reference incorporated in and made a part of this Prospectus:


     (i) The Company's Annual Report on Form 10-K, as amended by Form 10-K/A-3, for the fiscal year ended December 31, 1996;


    (ii) The Company's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A-2, for the quarterly period ended March 31, 1997;


   (iii) the Company's Report on Form 8-K, filed on July 18, 1997; and


    (iv) the description of the Company's Common Stock contained in the Company's Registration Statement filed on Form 8-A, filed on March 20, 1992.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to Biocircuits Corporation, Attention: James Welch, Vice President and Chief Financial Officer, 1324 Chesapeake Terrace, Sunnyvale, California, 94089, telephone number (408) 745-1961.


                                          2.

--------------------------------------------------------------------------------

                                     THE COMPANY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

    Biocircuits was founded in 1989 to develop new immunodiagnostic testing systems. Immunodiagnostic tests, or "assays," are performed on samples of bodily fluids to diagnose a variety of infectious diseases and other conditions, such as endocrine dysfunctions, and to conduct therapeutic drug monitoring. Immunodiagnostic tests utilize biological reagents, such as antibodies, and an instrument to detect the presence of a substance of interest, or "analyte," such as a virus or hormone.

    The Company's IOS point-of-care immunodiagnostic testing system consists of a compact, inexpensive instrument and disposable test cartridges that can be operated by a user with no special skills or training. The system enables users to perform tests at many locations, including physicians' offices, ambulatory clinics and small clinical laboratories. In the first quarter of 1996, the Company began marketing its IOS system with cartridges capable of performing T4 and T Uptake tests, two of the most commonly requested immunodiagnostic tests for assessing thyroid function. In September 1996, the Company announced clearance from the United States Food and Drug Administration (the "FDA") to market a qualitative serum pregnancy assay, a test designed to allow physicians to perform this common pregnancy test in their offices during the patient visit where they can provide more immediate pre-natal care to patients. In December 1996, the Company announced FDA clearance to market a quantitative hCG assay, a test to track the progress of early pregnancies. Also in December 1996, the Company launched its Thyroid Stimulating Hormone ("TSH") assay on a second generation cartridge. The TSH assay is a test to assess thyroid function. The second generation cartridge will be required for the market launch of all new assays. In addition, existing assays will be converted to the new cartridge in the near future.

    Biocircuits is currently developing three additional assays: a prostate specific antigen ("PSA") test for management of prostate cancer patients, a Digoxin test for monitoring the therapeutic usage of this drug in the treatment of heart disease and a Free T4 test for diagnosing true clinical thyroid status. The Company plans to continue to develop additional immunodiagnostic assays commonly requested by office-based physicians.

    The Company believes that its IOS system is the first low-cost, commercially available product which permits a physician to perform immunodiagnostic tests at the point of patient care. Performing tests with current immunodiagnostic testing systems is time consuming, expensive and requires multiple steps and skilled technicians. The Company believes that the IOS system reduces the cost of immunodiagnostic testing by providing test results more rapidly than other current testing procedures.

    Biocircuits is targeting the approximately 36,000 small- to medium-sized physician office practices and free-standing alternate site laboratories which are licensed under the Clinical Laboratories Improvement Act of 1967 and Amendments of 1988 ("CLIA") for high or moderate complexity testing. Most of these sites do not currently have an immunodiagnostic testing capability. The IOS system is approved for moderately complex testing.

    To perform a test, the operator inserts the test cartridge into the IOS instrument, which then reads the relevant assay information contained on the cartridge's bar code. The cartridge is then partially released from the instrument, enabling the operator to place the specimen (blood, urine or other samples) into one to two wells in the cartridge, depending on the test. The sample automatically flows to the test zone, where it produces a signal that the instrument uses to determine the test results. The IOS instrument provides a liquid crystal display and a printed output in approximately 20 to 35 minutes, with the time varying by test. Receiving results within this time frame enables the doctor to make a treatment decision before the patient leaves the office, facilitating earlier treatment and obviating the need for an additional visit or telephone call.


    Biocircuits has developed significant knowledge about lipid/polymer biomaterials in the past eight years that the Company believes could be useful in other diagnostic system applications. In August 1995, Biocircuits entered into an agreement with Beckman Instruments, Inc. ("Beckman") and received $3,500,000 in the form of convertible debt (the "Note") in exchange for granting Beckman options for licensing and marketing rights to certain testing applications using the Company's lipid-polymer technology. Pursuant to the terms of the agreement, Biocircuits completed a feasibility study in August 1996. Because Beckman subsequently elected not to exercise its development license option, Biocircuits regained full rights to the lipid-polymer technology in December 1996, including all improvements made during the feasibility study. In connection with the decision, Beckman also elected to convert the Note into 1,111,727 shares of the Company's Common Stock and a warrant to purchase the Company's Common Stock. The warrant is exercisable for an aggregate of 222,345 shares of the Company's Common Stock at approximately $3.45 per share at any time between December 13, 1996 and August 15, 2000.



     On June 27, 1997, the Company entered into a letter of intent (the "Letter of Intent") with the Becton-Dickinson Microbiology Systems Division of Becton, Dickinson and Company ("Becton") to enter into an agreement (the "Agreement") that would give Becton exclusive worldwide marketing rights to the IOS system and all cartridges currently available as well as those that will be developed in the future. It is also possible that Becton will assume responsibility for manufacturing the IOS instrument in 1998. The Company currently plans to continue to manufacture cartridges for transfer to Becton as well as to develop new test cartridges. The Letter of Intent is not legally binding and the Agreement, which is currently being negotiated by the parties, may never be finalized and executed. If the Agreement is executed, the Company's operations will be materially affected and the Company's results could differ materially from those anticipated herein.



     The Company has incurred a loss in each period since its inception. At June 30, 1997, the Company's accumulated deficit was $57.4 million. Biocircuits expects to incur additional losses over the next several years. The losses may vary from period to period, including from quarter to quarter, and may increase due to the uncertainty of whether the sales and marketing programs of the Company will achieve the desired results. The Company does not expect to realize any significant revenue until at least 1998.



     The Company historically has financed its operations primarily through sales of common and preferred stock, interest income on the cash balances available after such financings, long term debt and capital asset lease financings. Since its inception through June 30, 1997, the Company raised a total of approximately $63 million in the sale of common and preferred stock, including $40.6 million and $21.5 million from private and public financings, respectively.

--------------------------------------------------------------------------------

                                          3.

--------------------------------------------------------------------------------

                                     THE OFFERING

Shares offered. . . . . . . . . . . .  Up to 16,603,360 shares, all of which are being offered by the Selling
                                       Securityholders.(1)

Common Stock outstanding after
the offering. . . . . . . . . . . . .  25,396,660 shares.(2)


Use of Proceeds . . . . . . . . . . .  The Warrants may or may not be exercised.
                                       The net proceeds received by the Company from any exercise of the Warrants will be considered uncommitted funds that may be used by the Company for general corporate purposes, including sales and marketing and research and development. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Securityholders.


Nasdaq Symbol . . . . . . . . . . . .  BIOC.

(1) Includes (i) 531,250 shares issued pursuant to the April Common Stock Financing, (ii) 1,157,488 shares issued pursuant to the April Units Financing, (iii) 1,157,488 shares issuable upon exercise of the April Financing Warrants, (iv) 6,853,567 shares issued pursuant to the July Financing, (v) 6,853,567 shares issuable upon exercise of the July Financing Warrants, and (vi) 50,000 shares issuable upon exercise of the KMC Warrant.

(2) Assumes the exercise of all of the Warrants and the sale of all of the Shares.

Biocircuits Corporation and IOS are registered trademarks of the Company.













--------------------------------------------------------------------------------

                                          4.

                                     RISK FACTORS

     THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE SHARES OFFERED HEREBY.

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

     ON JUNE 27, 1997, THE COMPANY ENTERED INTO A LETTER OF INTENT WITH THE MICROBIOLOGY SYSTEMS DIVISION OF BECTON, DICKINSON AND COMPANY ("BECTON") TO ENTER INTO AN AGREEMENT THAT WOULD GIVE BECTON EXCLUSIVE WORLDWIDE MARKETING RIGHTS TO THE IOS SYSTEM AND ALL CARTRIDGES CURRENTLY AVAILABLE AS WELL AS THOSE THAT WILL BE DEVELOPED IN THE FUTURE. IT IS ALSO POSSIBLE THAT BECTON WILL ASSUME RESPONSIBILITY FOR MANUFACTURING THE IOS INSTRUMENT IN 1998. THE COMPANY CURRENTLY PLANS TO CONTINUE TO MANUFACTURE CARTRIDGES FOR TRANSFER TO BECTON AS WELL AS TO DEVELOP NEW TEST CARTRIDGES. THE LETTER OF INTENT IS NOT LEGALLY BINDING AND THE AGREEMENT, WHICH IS CURRENTLY BEING NEGOTIATED BY THE PARTIES, MAY NEVER BE FINALIZED AND EXECUTED. IF THE AGREEMENT IS EXECUTED, THE COMPANY'S OPERATIONS WILL BE MATERIALLY AFFECTED AND THE COMPANY'S RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED HEREIN.


FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; MAINTENANCE OF NASDAQ LISTING; PENNY STOCK REGULATIONS


     Obtaining additional funds will be critical to the Company's ability to maintain operations through 1998. The Company will therefore continue to seek funding from various equity financing sources. Raising additional funds from public or private sources will result in significant dilution to then existing shareholders. If adequate funding is not available on a timely basis, the Company will be required to curtail its operations significantly or to cease operations. There can be no assurance that the Company will be successful in obtaining additional financing. The report issued by the Company's auditors for the year ended 1996 contains an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

     On April 15, 1997, the Company closed the first tranche in two private placements in which the Company sold its common stock and issued warrants to purchase common stock (defined hereinafter, collectively, as the April 1997 Financings"). The first private placement, the April Common Stock Financing, was to consist of the sale of 2,500,000 shares of common stock at $1.00 per share to be issued in three tranches. The second private placement, the April Unit Financing, was to consist of the sale of 5,447,000 units at $1.00 per unit, each unit consisting of one share of common stock and one warrant to purchase one share of common stock at $0.75 per share, to be issued in two tranches.

     The closing of the second tranche of the April 1997 Financings was conditional upon the Company installing a minimum of eighty-eight (88) Good Manufacturing Practices ("GMP") units of the IOS system during the three month period ended June 30, 1997 that were sold directly or indirectly by the Company. Although the Company implemented various sales and marketing programs, including evaluation programs targeted to physicians and incentive programs for its sales representatives and distributor sales representatives in order to reach this milestone, the milestone was not met by the Company and the second tranche of the April 1997 Financings did not close. The closing of the third tranche of the April Common Stock Financing was conditional upon the Company installing a minimum of two hundred thirty-five
(235) GMP units of the IOS system that are sold directly or indirectly by the Company. Investors in the April Common Stock Financing have elected not to fund the third tranche.

     The Company issued 531,250 shares of its common stock in the first tranche of the April Common Stock Financing and 1,157,488 units in the first tranche of the April Units Financing. The April Financing Warrants expire eighteen months after April 15, 1997, subject to certain adjustments. At the Company's option, the Company may shorten the exercise period of the April Financing Warrants in which case they may become redeemable by the Company at $0.01 per share if the closing price for the Company's common stock is greater than or equal to $2.00 per share for ten days. The first tranche of the April 1997 Financings resulted in gross proceeds to the Company of approximately $1.7 million. With these funds, the Company's cash resources were adequate to satisfy its requirements until the end of the second quarter of 1997.

     On July 3, 1997, the Company closed the July Financing in which the Company sold 6,853,567 units at $0.75 per unit, each unit consisting of one share of common stock and one warrant to purchase one share of common stock at $0.75 per share. The warrants issued in the July Financing expire eighteen months after July 3, 1997, subject to certain adjustments. The July Financing resulted in gross proceeds to the Company of approximately $5.1 million. With these funds, the Company believes its cash resources will be adequate to satisfy its requirements until the end of the second quarter of 1998.

     The Company believes that maintaining its listing on the Nasdaq National Market ("Nasdaq") is central to its ability to raise additional funds as well as to provide liquidity to investors. The conversion of the Beckman Note resulted in the Company meeting Nasdaq listing requirements at year end 1996. The Company failed temporarily to meet the Nasdaq net tangible asset listing requirement at the end of the first quarter of 1997. However, the proceeds from the first tranche of the April 1997 Financings allowed the Company to meet the Nasdaq net tangible asset listing requirement, on a proforma basis, for the first quarter of 1997. Proceeds from the July Financing allowed the Company to meet the Nasdaq net tangible asset listing requirement, on a proforma basis, for the second quarter of 1997. In addition, the Company believes the proceeds from the July Financing will result in it meeting Nasdaq listing requirements through third quarter 1997. Thereafter, the Company may be required to generate sufficient revenue or raise additional capital to maintain Nasdaq listing requirements through year end 1997.

     Nasdaq Marketplace Rule 4450(a)(5) currently provides that in order to remain eligible for continued inclusion in the Nasdaq National Market, a security must have a bid price of at least $1 per share, or in the alternative (i) the aggregate market value of publicly held shares, excluding shares held by officers, directors and greater than 10% beneficial owners must be at least $3,000,000 (the "Public Float Test") and (ii) a company's net tangible assets must be at least $4,000,000 (the "Net Tangible Asset Test", and, together with the Public Float Test, the "Alternative Test"). If the bid price of the Company's common stock is below $1 per share for ten consecutive days, under current Nasdaq Rules the Company must meet the Alternative Test in order to maintain its Nasdaq listing. Although the bid price of the Company's common stock is currently above $1 per share and the Company does not have to rely on the Alternative Test in order to maintain its Nasdaq listing, there can be no assurance that the bid price will remain above $1 per share in the future. In addition, although the Company currently meets the Alternative Test and is therefore in compliance with Nasdaq's listing requirements, there can be no assurance that the Company will continue to meet the Alternative Test in the future. Nasdaq has proposed new rules for consideration by the Securities and Exchange Commission that would eliminate the Alternative Test. If the rules are approved by the Securities and Exchange Commission, the bid price of the Company's common stock must remain at or above $1 per share in order to maintain its Nasdaq listing. The Company's shareholders have authorized its Board of Directors to effect a 1-for 2.50 reverse stock split at any time prior to the Company's 1998 Annual Meeting. Therefore, if the bid price of the Company's common stock is below $1 per share for ten consecutive days, the Company may effect the reverse stock split to increase the common stock price.


     If the Company's securities are delisted from Nasdaq, trading in the securities could be conducted on the Nasdaq SmallCap Market, or, if it fails to qualify on the Nasdaq SmallCap Market, the OTC Bulletin Board or in the over-the-counter market in what is commonly referred to as the "pink sheets." If this occurs, a stockholder will find it more difficult to dispose of the securities or to obtain accurate quotations regarding the price of the securities. In addition, the Company's common stock could become subject to the "penny stock" regulations of the Securities and Exchange Commission, which impose additional restrictions on broker-dealers who trade in such stock, and could severely limit the liquidity of the Company's securities.


     The Company believes its cash requirements may increase in future periods due to higher expenses. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, either alone or in collaboration with strategic partners, clinical trials, expansion of manufacturing, research and development and administrative facilities, development of manufacturing capabilities, obtaining regulatory

                                          5.

approvals and establishing sales, marketing and distribution capabilities. The Company's long-term capital requirements will depend on numerous factors, including the progress of the Company's research and product development, the timing and cost of obtaining regulatory approvals, the costs associated with patents and other intellectual property rights, the levels of resources devoted to the development of manufacturing and marketing capabilities and potential collaborative partnerships. The Company may also seek additional funding through collaborative relationships and the acquisition of capital equipment, including lease financing, if available on attractive terms. The Company also may attempt to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies, products or marketing territories in exchange for funding. If adequate funds are not available from these sources, the Company may be required to curtail its operations significantly. No assurance can be given that any additional financing will be available, or, if available, that it will be available on acceptable terms.

NEED TO RETAIN AND ATTRACT KEY EMPLOYEES; REDUCTION IN WORK FORCE

     On April 3, 1997, in order to reduce its losses and conserve approximately $250,000 per month, the Company reduced its work force from 92 to 54 employees. Of the existing work force, 14 employees are engaged in development activities, 21 are engaged in manufacturing, and 19 are devoted to sales, marketing and administrative activities, including 9 sales representatives.

     The Company is highly dependent upon the principal members of its management and scientific staff and key individuals in all areas of the Company. Although the Company believes it has retained sufficient employees to achieve its near-term business objectives after its reduction in force on April 3, 1997, there can be no assurance that the loss of services of such employees might not impede the achievement of the Company's business objectives. Furthermore, there can be no assurance that the reduction in force will not adversely affect the Company's ability to retain its remaining employees. The Company has implemented certain programs which it believes will help in retaining key employees. Such programs include retention packages granted to officers and certain Company employees which provide for lump sum payments equal to twelve and six months, respectively, of salary if such employees are employed on the closing date of a merger or sale of the Company prior to March 20, 1998 and the repricing of outstanding options to purchase common stock to the current market price of the Company's common stock on March 20, 1997. The Company faces competition for qualified individuals from numerous manufacturers of medical products and other high technology products, as well as universities and academic institutions.
There can be no assurance that the Company will be able to attract new qualified personnel on acceptable terms. The Company maintains life insurance policies equal to the lesser of one times the annual salary or $150,000 for all officers and employees.




DEVELOPMENT STAGE COMPANY; PRODUCTS UNDER DEVELOPMENT

     Biocircuits was founded in 1989 and is a development stage company. To achieve profitable operations, the Company, alone or with others, must, among other things, successfully develop, obtain regulatory approval for, manufacture, introduce and market its current and potential products. The time frame necessary to develop the Company's products is uncertain. The Company has experienced significant delays in the scheduled completion of its IOS point-of-care instrument and test cartridges, and there can be no assurance that further product development delays will not occur in the future.

     The Company's first sale and shipment of its IOS system, with cartridges capable of performing T4 and T Uptake tests, occurred in March 1996. Certain design changes to the IOS instrument were required since the first sale and shipment of the IOS system. In April 1996, problems in some of the instrument circuitry and software, which caused the instrument to cease operating, required certain parts and software modifications. Further product shipments were suspended at that time while the problems were diagnosed and corrected. In order to correct the problems, the Company changed some electrical components within the instrument, revised an electronic circuit board, revised the embedded software which operates the instrument, and upgraded all systems, including instruments in inventory at the Company's instrument supplier. All changes were validated and documented, and shipments to distributors were resumed in the middle of June. In addition, all instruments previously shipped to customers were retrofitted.

     In September 1996, the Company received FDA clearance to market a qualitative serum pregnancy assay. The Company received clearance from the FDA for a TSH assay in November 1996 and a quantitative hCG assay in December 1996. During 1996, the Company developed an improved second generation cartridge for its new assays as well as existing assays. Development of the second generation cartridge and optimization of the assays in the new cartridge took several months longer than anticipated due to design iterations. Product optimization followed cartridge design completion. Optimization is also an iterative process of developing the specific chemistries and system fluidies to ensure each assay performs at its claimed specifications. As a result, launch of the new assays (TSH, Quantitative hCG & Serum hCG) have experienced delays. In December 1996, the Company launched its TSH assay on the second generation cartridge. In March 1997, the Company began shipping the T4 and T Uptake tests on the second generation cartridge. The second generation cartridge will be required for the market launch of all future assays. Biocircuits is currently developing three additional assays: a prostate specific antigen ("PSA") test for management of prostate cancer patients, a Digoxin test for monitoring the therapeutic usage of this drug in the treatment of heart disease and a Free T4 test for diagnosing true clinical thyroid status. The Company does not expect to realize any significant revenue until at least 1998.

     There can be no assurance that the IOS point-of-care system and tests will perform reliably and in accordance with the Company's specifications, that additional design changes may not be required in the future, that the Company will be able to develop successfully or obtain regulatory clearance for additional tests or any other future products, that the reduction in assay development employees will not result in further delays in developing those tests, that the second generation cartridge will perform as planned, that any of the Company's products can be manufactured in

                                          6.

sufficient quantity, at acceptable cost and with appropriate quality, or that any products, if and when approved, can be successfully marketed. Failure to meet one or more of these challenges could have a material adverse effect on the Company.

UNCERTAIN MARKET ACCEPTANCE OF POINT-OF CARE PRODUCT

     Substantially all immunodiagnostic testing currently is performed at large clinical laboratories rather than point-of-care sites. There can be no assurance that the Company will be successful in developing and penetrating the point-of-care market for immunodiagnostic testing. The Company currently employs 8 sales representatives to develop its relationships with distributors which supply a substantial portion of medical and test products. The Company believes it must expand its sales force to between 12 and 20 sales representatives and further develop its relationships with distributors which currently supply a substantial portion of medical and test products to physicians. Due to its limited cash resources, the Company is uncertain when or if it will be able to attain a sales force of at least 12 sales representatives. The selling process typically requires the Company's sales force to work closely with distributors, generate qualified physician leads and perform demonstrations for the IOS system in physicians' offices. The selling process can be time-consuming and there can be no assurance that the Company will be successful in marketing the IOS system, that the rate of sales growth will meet expectations or that the marketing programs of the Company will achieve the desired results. To date, the number of instrument sales to distributors and placements in physicians' offices have been, and continue to be, significantly less than the Company's expectations, due primarily to the technical problems the Company encountered with the performance of the IOS system, which resulted in a loss of momentum within the Company's distribution network. The Company believes that if instrument sales continue to be below expectations, the Company's revenue and financial performance will be materially adversely affected. Certain design changes to the IOS instrument were required since the first sale and shipment of the IOS system. In April 1996, problems in some of the instrument circuitry and software required certain parts and software modifications. Further product shipments were suspended at that time while the problems were diagnosed and corrected. All changes were validated and documented, and shipments to distributors were resumed in the middle of June 1996. In addition, all instruments previously shipped to customers were retrofitted. The requirements to make certain design changes to the instrument and the suspension of product shipments had an adverse impact on 1996 revenue and overall financial performance. There can be no assurance that additional design changes may not be required in the future or that the system performance will be reliable over time.

     In general, market acceptance of the Company's initial point-of-care system will depend upon the Company's ability to demonstrate the accuracy and value of its system and to persuade physicians to perform the Company's initial tests in their own facilities rather than send those tests to clinical laboratories. More specifically, in order for the Company to have success in penetrating the point-of-care immunodiagnostic market and to achieve significant sales of IOS systems and test cartridges, the Company believes it will need to expand its menu of tests. The Company believes that TSH, along with the Company's additional products in development, are test key elements in penetrating the physicians' office market. There can be no assurance that the TSH test will have the desired impact in increasing the market acceptance of the Company's IOS system.


HISTORY OF LOSSES; EXPECTATION OF FUTURE LOSSES

     At June 30, 1997, the Company's accumulated deficit was approximately
$57.4 million. Biocircuits expects to incur additional losses over the next several years. The Company expects that currently available funds will be used primarily for sales and marketing programs for its IOS point-of-care system and development of additional tests for the IOS point-of-care system. The losses may vary from period to period, including from quarter to quarter, and may increase, due to the uncertainty of whether the sales and marketing programs of the Company will achieve the desired results. Accordingly, the Company believes that quarter-to-quarter results are not a useful indicator of the Company's performance. There can be no assurance that any products will be manufactured or marketed successfully, or that profitability will ever be achieved.


COMPETITION

     Human immunodiagnostics is an intensely competitive field in which there are a number of well established companies. Many of these competitors have substantially greater financial resources and larger, more established sales, marketing, and service organizations. The primary bases of competition in the immunodiagnostic testing market are throughput, ease of use, price, breadth of test menu, quality of results and service. There can be no assurance that the Company will be able to compete successfully on any of these bases.

     The Company believes that its principal competitors will be large companies with a diagnostics division such as Abbott Laboratories; Becton, Dickinson and Company; Boehringer Mannheim, GmbH; Chiron/Ciba-Corning Diagnostics Corporation; Diagnostic Products Corporation and Johnson & Johnson. Each of these companies has an established position in the clinical laboratory test market with systems based on traditional immunoassay technology. No assurance can be given that the Company's products will compete successfully with existing or future products of such competitors or that new competitors will not enter the market with competing technologies. The Company expects that in the future, one or more of these companies or others will develop and introduce new systems for the point-of-care market. If any such company is able to develop or acquire rights to a better immunodiagnostic testing system, the Company's business would be materially adversely affected.


MANUFACTURING RISKS; RELIANCE ON CONTRACT MANUFACTURERS

     The Company has established its proprietary manufacturing capability for the test cartridges for its IOS system. Various plastic components and other material for the cartridges are and will be obtained from contract manufacturers, some of which are sole source supply agreements. In order to meet increased cartridge demand, the Company's cartridge manufacturing milestones include improving manufacturing process yields, reducing the direct labor content of its disposable tests, reducing the material cost component of the cartridges, expanding mold and cartridge manufacturing capacity as both the test menu and test manufacturing volume expand, increasing the level of automation and manufacturing the cartridge at the Company's targeted cost. Following the introduction of the second generation cartridge and several manufacturing process improvements, yields have improved to the targeted levels of 90% and the Company has not experienced any backlogs. The Company plans further manufacturing improvements including the use of a multiple cavity mold and a 30% increase in capacity with no increase in direct labor. There can be no assurance that the Company will be successful in achieving these milestones or that these milestones will be achieved on a timely basis. The scale-up process will require the Company to develop advanced manufacturing techniques and rigorous process controls and the automation efforts will be critical to meet the Company's longer-term cartridge manufacturing demands and cost targets. In addition, the Company must be able to manufacture its products in compliance with regulatory requirements, including the FDA's GMP guidelines. No assurance can be given as to the ability of the Company to acquire the required materials and produce commercial quantities of cartridges in compliance with applicable regulations at an acceptable costs.

     In December 1992, the Company entered into an agreement with KMC Systems Inc. ("Kollsman") pursuant to which Kollsman was appointed the exclusive North American supplier of the IOS instrument. The agreement with Kollsman contained certain minimum purchase requirements and expired three years from the date of first commercial production, subject to certain rights of earlier termination. In April 1996, the Company and Kollsman executed a letter agreement to amend the 1992 agreement (the "Letter Agreement"), pursuant to which Kollsman will be the exclusive supplier of the IOS instrument through 1997, the minimum purchase requirements were eliminated and the Company and Kollsman agreed to an acceptable fixed transfer price to be paid through 1997, the revised term of the agreement. Also pursuant to the Letter Agreement, the Company agreed to issue Kollsman a warrant to purchase 250,000 shares of Common Stock at an exercise price of $7.00 per share, subject to an increase of 50,000 shares under certain circumstances. The warrant expires at year end 1997, subject to certain extension rights. In November 1996, the Company and Kollsman amended the Letter Agreement to extend the expiration date of the warrant to June 1998, subject to certain extension rights. In order to secure an adequate supply of IOS instruments, the Company established a standby letter of credit for the benefit of Kollsman. In late March 1997, the Company and Kollsman agreed to reduce the amount of the standby letter of credit by $249,000 in exchange for reducing the exercise price of the warrant from $7.00 to $2.00 per share. Also in late March 1997, the Company and Kollsman agreed to issue Kollsman a warrant to purchase 50,000 shares of Common Stock in exchange for a one month shutdown of instrument production. In the quarter ended March 31, 1997, the Company recorded a $124,000 expense as manufacturing overhead, $60,000 for the warrant price reduction from $7.00 to $2.00 per share and $64,000 for the issuance of the 50,000 warrant to purchase Common Stock. Such expense determination was calculated according to Financial Accounting Standard Board Statement No. 123. In early May 1997, the Company subsequently agreed with Kollsman to extend the instrument production line shutdown until August 1997. The Company further agreed to and has paid Kollsman $436,000 to cover the cost of raw material and work in process currently at, or to be delivered to, Kollsman. Such prepaid inventory will be credited back against future deliveries of IOS instruments to Biocircuits. In return, Kollsman canceled the $700,000 standby letter of credit and the associated funds collateralized by the Company's bank have been released back to the Company. The Company is entirely dependent on Kollsman as the sole source of production of its IOS instruments. Kollsman, in turn, relies upon sole-source suppliers for certain components. Failure of Kollsman's suppliers to deliver the required quantities on a timely basis and at commercially reasonable prices, or Kollsman's failure to deliver the IOS instruments to the Company on a timely basis or at commercially reasonable costs could materially adversely affect the Company.


GOVERNMENT REGULATION

     The Biocircuits IOS point-of-care system is regulated in the United States as a medical device by the FDA and as such, requires regulatory clearance or approval prior to commercialization. Pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"), and the regulations promulgated thereunder, the FDA regulates, among other things, the clinical testing, manufacture, labeling, promotion, distribution, sale and use of medical devices in the United States. Failure of the Company to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, the government's refusal to grant premarket clearance or premarket approval of devices, withdrawal of marketing approvals, and criminal prosecution.

     In the United States, medical devices are classified into one of three classes, Class I, II or III, based on the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, pre-market notification, and adherence to GMP regulations. Class II devices are those devices whose safety and effectiveness can reasonably be ensured through the use of general special controls, such as performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are devices which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Generally, Class III devices are life-sustaining, life-supporting or implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices.

     Before a new medical device may be introduced into the market in the United States, the manufacturer or distributor generally must obtain either FDA clearance of a section 510(k) premarket notification or FDA approval of a premarket approval ("PMA") application.

     If the manufacturer or distributor can establish that the device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required a PMA (the "predicated device"), the manufacturer or distributor may seek FDA marketing clearance for the device by filing a 510(k) notification. In a 510(k) filing, the manufacturer or distributor is required to demonstrate that the device has the same intended use and the same technological characteristics as the predicate device or has different technological characteristics that do not raise different questions of safety and efficacy than the predicate device. A 510(k) notification must contain information to support the claim of substantial equivalence, which may include laboratory test results or the results of clinical studies.
Following submission of a 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order of substantial equivalence is issued by the FDA. The Company understands that the FDA has been requiring a more rigorous demonstration of substantial equivalence in connection with 510(k) notifications. Although it generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, it may take longer. FDA regulations do not specify the time in which it must respond to a 510(k) submission. The FDA may determine that the proposed device is not substantially equivalent to a legally marketed device, or may require further information, such as additional test data, before the FDA is able to make a substantial equivalence determination. Such determination or request for additional information could delay the Company's market introduction of its future products and could have a materially adverse effect on the Company's continued operations. Further, for any of the Company's devices cleared through the 510(k) process, modifications or enhancements that could significantly change safety or effectiveness or constitute a major change in the intended use of the device will require a new 510(k) submission. The Company's IOS point-of-care instrument tests currently are regulated as Class II medical devices. The Company has received 510(k) clearances for the instrument and the T4 and T Uptake tests, the T4-only test, the qualitative serum pregnancy test, the TSH test and the quantitative hCG test in 1995 and 1996.

     If a manufacturer or distributor cannot establish that a proposed device is substantially equivalent to another legally marketed predicate device, the manufacturer or distributor must seek pre-market approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including pre-clinical and clinical trial data to prove the safety and efficacy of the device, as well as extensive manufacturing information. If human clinical trials are required and the device presents "a significant risk," the sponsor of the trial (usually the manufacturer or distributor) is required to file an investigational device exemption ("IDE") application with the FDA before commencing human clinical trials. The IDE application must be supported by data, typically including the results of laboratory and animal testing. If the IDE application is approved by the FDA and one or more appropriate institutional review boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects, as approved by FDA. If the device presents a "nonsignificant risk" to subjects, a sponsor may begin the clinical trial after obtaining approval of one or more appropriate IRBs without the need for FDA approval. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects. A PMA application must contain the results of clinical trials, the results of any relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. The submission also must include the proposed labeling, advertising and training methods, if required. Upon receipt, the FDA conducts a preliminary review of the PMA application to determine whether the submission is sufficiently complete to permit a substantive review. If sufficiently complete, the submission is declared fileable by the FDA. By statute, the FDA has 180 days to review a PMA application, although the review time often is extended significantly by the FDA asking for more information or clarification of information already provided in the submission. While the FDA has responded to PMA applications within the allotted time period, PMA reviews more often occur over a significantly protracted time period and generally take approximately 12 to 24 months or more from the date of filing to approval. The FDA also will inspect the manufacturing facilities to ensure compliance with the FDA's GMP requirements prior to approval of a PMA. This is a lengthy and expensive process, and there can be no assurance that such approval will be obtained for any future product the Company may develop which may be determined to be subject to such requirements. A number of devices for which PMA marketing clearance has been sought by others have never been cleared for marketing. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require FDA approval of new PMAs or PMA supplements, which often require submission of the same type of information required for the initial PMA. There can be no assurance that any of the Company's future products will ever obtain the necessary FDA regulatory clearance for commercial distribution.

     Any products distributed by Biocircuits pursuant to the above described clearances are subject to pervasive and continuing regulation by the FDA. The Company also will be required to manufacture its products in registered establishments and in accordance with GMP regulations. There can be no assurance that the Company or its OEM suppliers' facilities will meet GMP requirements. Failure to meet such requirements could result in certain actions by the FDA, including the possible shutdown of the Company's manufacturing facilities. In addition, the FDA has enacted changes to the GMP regulations that may increase the cost of compliance with GMPs. The Company's facility will be subject to periodic inspections by the FDA for compliance with GMP and other applicable requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy strictly prohibits marketing of medical devices for unapproved uses. The export of medical devices also is subject to regulation in certain instances. In addition, the use of the Company's products may be regulated by various state agencies. For example, the Company was required to obtain a license from the State of California to manufacture its proposed products. There can be no assurance that the Company's proposed products will be able to comply successfully with any such requirements or regulations.

     The potential market for the Company's products may be affected by CLIA. CLIA establishes requirements for any facility that performs laboratory testing on human specimens for the purpose of providing information for diagnosis or treatment of human beings. CLIA covers such testing in virtually all settings, including physicians' offices. Regulations implementing CLIA establish requirements for laboratories in such areas as administration, participation in proficiency testing, patient test management, quality control, personnel, quality assurance and inspection. Under these regulations, the specific requirements that a laboratory must meet depend upon the complexity of the tests performed by the laboratory. Laboratory tests are categorized as either waived tests, tests of moderate complexity or tests of high complexity. Laboratories that perform either moderate or high complexity tests must meet standards in all areas, with the major difference in requirements between moderate and high complexity testing concerning quality control and personnel standards. Quality control standards for moderate complexity testing are being implemented in stages. Laboratories performing high complexity testing must meet all the quality control requirements by the effective date of the regulations. Personnel standards for high complexity testing are more rigorous than those for moderate complexity testing. In general, personnel conducting high complexity testing will need more education and experience than those doing moderate complexity testing. Under the CLIA regulations, all laboratories performing moderately complex or highly complex tests will be required to obtain either a registration certificate or certification of accreditation from the Health Care Financing Administration ("HCFA").

     The Company's IOS system has been classified as moderately complex, and thus any laboratory using such products would have to meet the regulatory requirements for testing of moderate complexity testing.

     The Company understands that laboratories, including physician office laboratories, will be evaluating the requirements of CLIA in determining whether to perform certain types of moderate and high complexity diagnostic tests. The Company believes that the sale of its proposed products will not be adversely affected by CLIA. However, no assurances can be given that the statute and its implementing regulations will not have a materially adverse impact on the Company and its ability to market and sell its IOS system or any future products that the Company may develop.

     Although Biocircuits believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of diagnostic devices, such regulations are always subject to change and depend heavily upon administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the U.S. Department of Health and Human Services, FDA, HCFA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition to the foregoing, Biocircuits is subject to numerous federal, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental, fire hazard control, and disposal of hazardous or potentially hazardous substances. To date, compliance with these laws and regulations has not had a material effect on the Company's financial results, capital requirements or competitive position, and the Company has no plans for material capital expenditures relating to such matters. However, there can be no assurance that it will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a materially adverse effect upon the Company's ability to do business.

     Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain registrations or approvals required by foreign countries may be longer or shorter than that required for FDA clearance or approval, and requirements for licensing may differ significantly from FDA requirements. Some countries historically have permitted human studies earlier in the product development cycle than regulations in the United States permit. Other countries have requirements similar to those of the United States. This disparity in the regulation of medical devices may result in slower product clearance in certain countries than in others. Furthermore, the introduction of the Company's IOS system or any future products in foreign markets might require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its current or any future products in the United States or in foreign markets.


THIRD PARTY REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation to date, the Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause any potential partners of the Company to limit or eliminate spending on collaborative development projects. Legislative debate is expected to continue in the future, market forces are expected to demand reduced costs and the Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's IOS point-of-care system and other potential products, if any, will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's products will be considered cost effective or that adequate third-party reimbursement will be available to enable Biocircuits to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of health care services may change, which could affect the Company's products and could further limit reimbursement for medical products and services.


RISK OF PRODUCT LIABILITY; POSSIBLE UNAVAILABILITY OF INSURANCE

     Testing, manufacturing and marketing of the Company's potential products will entail risk of product liability. The Company currently has product liability insurance. However, there can be no assurance that the Company will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect the Company against losses

                                          7.

due to product liability. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the commercialization of the Company's products. In addition, a product liability claim or recall could have a material adverse effect on the business or financial condition of Biocircuits.

HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.
In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock, in addition to the 30,000,000 designated shares of Series A Preferred Stock, of which 11,643,237 were outstanding on July 16, 1997, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the outstanding Series A Preferred Stock and any other Preferred Stock that may be issued in the future. The outstanding Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Amended and Restated Certificate of Incorporation, such as a classified Board of Directors, its Amended and Restated Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock, like that of the common stock of many other medical device and other high technology companies, has been highly volatile. Factors such as delays in obtaining FDA approval for the IOS point-of-care system, fluctuations in the Company's actual or anticipated operating results, announcements of technological innovations or new commercial products by the Company or its competitors, governmental regulation, changes in the current structure of the health care financing and payment systems in the United States, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock.

CONCENTRATION OF SHARE OWNERSHIP

     Based upon the shares owned and outstanding as of July 16, 1997, the Company's officers, directors and 5% stockholders of the Company as a group beneficially owned approximately 65% of the Company's outstanding Common Stock (on an as-converted basis). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

                                     THE COMPANY

     Biocircuits Corporation was incorporated in Delaware in March 1989. The Company's executive offices are located at 1324 Chesapeake Terrace, Sunnyvale, California 94089, and its telephone number is (408) 745-1961.

                                   USE OF PROCEEDS



                                          8.

     The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Securityholders. The net proceeds received by the Company from the exercise of the Warrants will be considered uncommitted funds that may be used by the Company for general corporate purposes, including sales and marketing and research and development.

                                   DIVIDEND POLICY

     The Company has never paid cash dividends. The Company's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate paying any cash dividends in the foreseeable future.




                                          9.

                               SELLING SECURITYHOLDERS

     The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock (on an as-converted basis) beneficially owned by each Selling Securityholder prior to this offering, the number of shares of Common Stock being offered for the account of each Selling Securityholder and the number and percentage of Common Stock to be owned by each Selling Securityholder after completion of this offering. This information is based upon information provided by the Selling Securityholders. Because the Selling Securityholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Securityholders after such offering can be provided.


                                               SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                                     OWNED AFTER
                                                 OFFERING(1)(2)                                    OFFERING(1)(3)
                                         ------------------------------                     ----------------------------
                                                                            SHARES BEING
   SELLING SECURITYHOLDER                  NUMBER             PERCENT          OFFERED        NUMBER           PERCENT
   ----------------------                  ------           ----------       ----------       ------         ----------
Entities affiliated with
  Special Situations Fund III,
  L.P.(4)                                 9,345,899           37.73%         9,062,498         283,401          *

Entities affiliated with
  The Sprout Group(5)                     3,892,567           18.61%         1,758,334       2,134,233         10.20%

H&Q Biocircuits Investors,
  L.P.(6)                                 3,032,192           14.10%         2,525,000         507,192          2.36%

Glenbrook Partners, L.P.(7)               1,152,840            5.55%         1,024,600         128,240          *

Entities affiliated with
  Sanderling(8)                             896,408            4.40%           255,000         641,408          3.15%

Cove Investments Limited
  Partnership(9)                            584,590            2.86%           141,950         442,640          2.17%

Entities affiliated with
  J.F. Shea(10)                             485,181            2.32%           252,500         232,681          1.10%

Kaiser Survivor Trust(11)                   432,744            2.12%           253,100         179,644          *

Lancaster Investment
  Partners(12)                              385,000            1.88%           300,000          85,000          *

KMC Instruments, Inc.(13)                   300,000            1.44%            50,000         250,000          1.2%

Richard H. Osgood,
  Inc.(14)                                  260,385            1.27%           234,584          25,801          *

Porter Partners, L.P.(15)                   216,250            1.06%            85,000         131,250          *

Julie T. Berlacher(16)                      181,667            *               150,000          31,667          *

Rogers Family Trust(17)                     164,683            *                95,834          68,849          *

Stephen J. Massocca(18)                     126,250            *               100,000          26,250          *

C. Fred Toney, Jr.(19)                      109,585            *                74,584          35,001          *

EDJ Limited(20)                             108,125            *                42,500          65,625          *

George L. Farinsky and
  Barbara J. Farinsky,
  Trustees of the Farinsky
  1992 Trust(21)                             99,403            *                21,250          78,154          *

Irwin Friedman                               53,125            *                53,125               0          *

Lambda Financial Service
  Corp.                                      53,125            *                53,125               0          *

John C. Coleman, Jr.(22)                     67,999            *                50,500          17,499          *

Christopher J. Whitcomb(23)                  17,750            *                17,750               0          *

Thomas J. Dietz(24)                           2,126            *                 2,126               0          *



-------------------------------------
 *  Less than one percent.





                                         10.

(1) Unless otherwise indicated below, the persons named in the table have or will have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Applicable percentage of ownership is based on 20,246,414 shares of Common Stock (on an as-converted basis) outstanding on July 15, 1997, adjusted as required by rules promulgated by the Commission.
(2) Assumes exercise of the April Financing Warrants, the July Financing Warrants and the KMC Warrant.

(3) Assumes the sale of all shares offered hereby. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this offering. See "Plan of Distribution."

(4) Includes 626,667 shares of Common Stock held of record by Special Situations Cayman Fund, L.P. ("SSCF"); 51,042 shares of Common Stock issuable upon the exercise of warrants held of record by SSCF; 63,750 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SSCF; 533,333 shares of Common Stock issuable upon the exercise of July Financing Warrants held by SSCF; 2,037,983 shares of Common Stock held of record by Special Situations Fund III, L.P. ("SSFIII"); 153,125 shares of Common Stock issuable upon the exercise of warrants held of record by SSFIII; 255,000 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SSFIII; 1,733,333 shares of Common Stock issuable upon the exercise of July Financing Warrants held by SSFIII; 1,945,833 shares of Common Stock held of record by Special Situations Private Equity Fund, L.P. ("SSPEF"); 212,500 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SSPEF; 1,733,333 shares of Common Stock issuable upon the exercise of July Financing Warrants held by SSPEF.
(5) Includes 42,362 shares of Common Stock held of record by DLJ Capital Corporation ("DLJ"); 25,870 shares of Common Stock issuable upon the exercise of July Financing Warrants held by DLJ; 310,440 shares of Series A Convertible Preferred Stock held by DLJ; 508,886 shares of Common Stock held of record by Sprout Capital VII, L.P. ("SCVII"); 310,770 shares of Common Stock issuable upon the exercise of July Financing Warrants held by SCVII; 3,729,240 shares of Series A Convertible Preferred Stock held of record by SCVII; 267,502 shares of Common Stock held of record by Sprout Capital VI, L.P. ("SCVI");
       163,360 shares of Common Stock issuable upon the exercise of July Financing Warrants held by SCVI; 1,960,320 shares of Series A Convertible Preferred Stock held of record by SCVI; 401,734 shares of Common Stock held by record by ML Venture Partners II, L.P. ("ML Venture"); 166,667 shares of Common Stock issuable upon the exercise of July Financing Warrants held by ML Venture; 2,000,000 shares of Series A Convertible Preferred Stock held of record by ML Venture, all of which Robert Curry, Ph.D., a director of the Company and a general partner of the Sprout Group (the submanager of ML Venture), disclaims beneficial ownership of, except to the extent of any partnership interest therein; and 5,416 shares subject to stock options held by Dr. Curry, exercisable within 60 days of the date of this table, all of such options shall be assigned to ML Venture upon exercise.
(6) Includes 212,500 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by H&Q Biocircuits Investors, L.P. and 1,050,000 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(7) Includes 42,000 shares of Common Stock issuable upon the exercise of warrants held of record by Glenbrook Partners, L.P. ("Glenbrook"); 27,200 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Glenbrook; and 485,100 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(8) Includes 439,631 shares of Common Stock held of record by Sanderling Venture Partners III, L.P. ("SVPIII"); 74,464 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SVPIII; 227,733 shares of Common Stock held of record by Sanderling III Limited Partnership ("SIIILP"); 38,573 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SIIILP; 75,766 shares of Common Stock held of record by Sanderling III Biomedical, L.P. ("SIIIB"); 12,833 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SIIIB; 25,778 shares of Common Stock held of record by Sanderling Ventures Management ("SVM"); 1,630 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by SVM.
(9) Includes 125,000 shares of Common Stock issuable upon the exercise of warrants held of record by Cove Investments Limited Partnership ("Cove"); and 70,975 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Cove.
(10) Includes 248,140 shares of Common Stock held of record by E&M RP Trust ("E&M"), 10,625 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by E&M; 52,500 shares of Common Stock issuable upon the exercise of July Financing Warrants held by E&M; 110,791 shares of Common Stock held of record by Tahoe Partnership I ("Tahoe"); 10,625 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Tahoe;
       52,500 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Tahoe; and 52,500 shares of Common Stock issuable upon the exercise of July Financing Warrants held by record by Tahoe.
(11)   Includes 78,252 shares of Common Stock and 70,000 shares of Series
       A Stock held of record by the Kaiser Living Trust under a Trust dated March 7, 1991; 126,550 shares of Common Stock held of record by the Kaiser Survivor's Trust; 21,250 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by the Kaiser Survivor's Trust; 105,300 shares of Common Stock issuable upon the exercise of July Financing Warrants held by the Kaiser Survivor's
       Trust; and 83,892 shares of Common Stock subject to stock Options held by Mr. Kaiser exercisable within 60 days of the date of this table.
(12) Includes 35,000 shares of Common Stock issuable upon the exercise of warrants held of record by Lancaster Investment Partners ("Lancaster"); 10,625 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Lancaster; and 139,375 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(13) Includes 300,000 shares of Common Stock issuable upon the exercise of warrants held of record by KMC Instruments, Inc.
(14) Includes 11,667 shares of Common Stock issuable upon the exercise of warrants held of record by Mr. Osgood; 10,625 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Mr. Osgood; and 106,667 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(15) Includes 43,750 shares of Common Stock issuable upon the exercise of warrants held of record by Porter Partners, L.P. ("Porter"); and 42,500 shares of Common Stock issuable upon the exercise of April Financing Warrants held by record by Porter.
(16) Includes 11,667 shares of Common Stock issuable upon the exercise of warrants held of record by Ms. Berlacher; 6,375 shares of Common
       Stock issuable upon the exercise of April Financing Warrants held of record by Ms. Berlacher; and 68,625 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(17) Includes 21,250 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by the Rogers Family Trust;
       and 26,667 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(18) Includes 8,750 shares of Common Stock issuable upon the exercise of warrants held of record by Mr. Massocca; 6,375 shares of Common
       Stock issuable upon the exercise of April Financing Warrants held of record by Mr. Massocca; and 43,625 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(19) Includes 11,667 shares of Common Stock issuable upon the exercise of warrants held of record by Mr. Toney; 10,625 shares of Common Stock issuable upon exercise of April Financing Warrants held of record by Mr. Toney.
(20) Includes 21,875 shares of Common Stock issuable upon the exercise of warrants held of record by EDJ Limited ("EDJ"); and 21,250 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by EDJ.
(21) Includes 312,614 shares of Series A Convertible Preferred Stock held of record by George L. Farinsky and Barbara J. Farinsky, Trustees of the Farinsky 1992 Trust (the "Farinsky Trust"); and 10,625 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by the Farinsky Trust.


                                         11.

(22) Includes 5,833 shares of Common Stock issuable upon the exercise of warrants held of record by Mr. Coleman; 4,250 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Mr. Coleman; and 21,000 shares of Common Stock issuable upon the exercise of July Financing Warrants.
(23) Includes 8,875 shares of Common Stock issuable upon the exercise of July Financing Warrants held of record by Mr. Whitcomb.
(24) Includes 1,063 shares of Common Stock issuable upon the exercise of April Financing Warrants held of record by Mr. Dietz.




                                         12.

                                 PLAN OF DISTRIBUTION

     The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly or by or through agents or broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of the Shares by them might be deemed to be underwriting discounts and commissions under the
Securities Act.   In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to such Shares for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which may limit the timing of purchases and sales of the Shares by the Selling Securityholders.


     The Company entered into agreements with the Selling Securityholders to register their Shares under applicable federal and state securities laws. The Company will pay substantially all of the expenses incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts) are estimated to be $30,225.69. Such agreements provide for cross-indemnification of the Selling Securityholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Shares.






                                         13.

                                    LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                       EXPERTS


     The financial statements of Biocircuits Corporation appearing in Biocircuits Corporation's Annual Report (Form 10-K/A-3) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.


                                         14.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------------

                                  TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

Available Information.........................................................2
Incorporation of Certain Documents by Reference...............................2
Summary Information...........................................................3
The Offering..................................................................4
Risk Factors..................................................................5
The Company...................................................................8
Use of Proceeds...............................................................8
Dividend Policy...............................................................9
Selling Securityholders.......................................................10
Plan of Distribution..........................................................13
Legal Matters.................................................................14
Experts.......................................................................14


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                   16,603,360 SHARES






                               BIOCIRCUITS CORPORATION



                                     COMMON STOCK




                                     ------------

                                      PROSPECTUS

                                     ------------





                                    August 22, 1997







--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee. None of these expenses will be paid by the Selling Securityholders.


     SEC Registration Fee . . . . . . . . . . . . $   5,225.69
     Printing and Engraving Expenses. . . . . . .     2,500.00
     Legal Fees and Expenses. . . . . . . . . . .    15,000.00
     Accounting Fees and Expenses . . . . . . . .     7,500.00

     Total. . . . . . . . . . . . . . . . . . . . $  30,225.69



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by
Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER              DESCRIPTION

3.1                 Amended and Restated Certificate of Incorporation.(1)
3.2                 Amended and Restated Bylaws.(2)
4.1                 Specimen Stock Certificate.(1)
4.2 Common Stock Purchase Agreement, dated April 15, 1997, among the Registrant and the Purchasers named therein.(3)
4.3 Common Stock and Warrant Purchase Agreement, dated April 15, 1997, among the Registrant and the Purchasers named therein.(3)
4.4 Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement, dated April 15, 1997.(3)
4.5                 Form of Warrant issued to KMC Systems, Inc.(3)
4.6                 Common Stock and Warrant Purchase Agreement, dated
                    July 2, 1997, among the Registrant and the Purchasers named therein.(4)
4.7 Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement, dated July 2, 1997.(4)
5.1                 Opinion of Cooley Godward LLP.(5)
23.1                Consent of Ernst & Young LLP, Independent Auditors.
23.2                Consent of Cooley Godward LLP.  Reference is made to 5.1.
24.1                Power of Attorney.(3)


----------------------
(1) Filed as an exhibit to the Registration Statement on Form S-3 (No. 33-93736), as amended, incorporated herein by reference.
(2) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-46587), as amended, and incorporated herein by reference.

(3)  Filed as an exhibit to the Registration Statement on Form S-3
     (No. 333-26079), filed April 29, 1997, and incorporated herein by reference.
(4) Filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-26079), filed July 18, 1997, and incorporated herein by reference.
(5) Opinion of Cooley Godward LLP regarding 2,896,226 of the Shares being registered filed as an exhibit to the Registration Statement on Form S-3 (No. 333-26079), filed April 29, 1997, and incorporated herein by reference. Opinion of Cooley Godward LLP regarding 13,707,134 of the Shares being registered filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-26079), filed July 18, 1997, and incorporated herein by reference.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on August 20, 1997.

                                        BIOCIRCUITS CORPORATION


                                        By  /s/ John Kaiser
                                           --------------------------
                                             John Kaiser
                                             Chairman of the Board, President
                                             and Chief Executive Officer



                                        By  /s/ James Welch
                                           --------------------------
                                             James Welch
                                             Vice President and Chief Financial
                                             Officer





     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


SIGNATURE                               TITLE                          DATE

 /s/ John Kaiser
-----------------------------   Chairman of the Board,          August 20, 1997
John Kaiser                     President and Chief Executive
                                Officer (Principal Executive
                                Officer)

 /s/ James Welch
-----------------------------   Vice President and Chief        August 20, 1997
James Welch                     Financial Officer
                                (Principal Financial and
                                Accounting Officer)

 /s/ Robert Curry, Ph.D.*
-----------------------------   Director                        August 20, 1997
Robert Curry, Ph.D.

 /s/ Patrick Latterell*
-----------------------------   Director                        August 20, 1997
Patrick Latterell

 /s/ David Rubinfien*
-----------------------------   Director                        August 20, 1997
David Rubinfien


* By  /s/ John Kaiser
-----------------------------
  Attorney-in-fact

                              INDEX TO EXHIBITS


EXHIBIT NUMBER      EXHIBITS

3.1                 Amended and Restated Certificate of Incorporation.(1)
3.2                 Amended and Restated Bylaws.(2)
4.1                 Specimen Stock Certificate.(1)
4.2 Common Stock Purchase Agreement, dated April 15, 1997, among the Registrant and the Purchasers named therein.(3)
4.3 Common Stock and Warrant Purchase Agreement, dated April 15, 1997, among the Registrant and the Purchasers named therein.(3)
4.4 Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement, dated April 15, 1997.(3)
4.5                 Form of Warrant issued to KMC Systems, Inc.(3)
4.6                 Common Stock and Warrant Purchase Agreement, dated
                    July 2, 1997, among the Registrant and the Purchasers named therein.(4)
4.7 Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement, dated July 2, 1997.(4)
5.1                 Opinion of Cooley Godward LLP.(5)
23.1                Consent of Ernst & Young LLP, Independent Auditors.
23.2                Consent of Cooley Godward LLP.  Reference is made to 5.1.
24.1                Power of Attorney.(3)



----------------------
(1) Filed as an exhibit to the Registration Statement on Form S-3 (No. 33-93736), as amended, incorporated herein by reference.
(2) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-46587), as amended, and incorporated herein by reference.

(3)  Filed as an exhibit to the Registration Statement on Form S-3
     (No. 333-26079), filed April 29, 1997, and incorporated herein by reference.
(4) Filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-26079), filed July 18, 1997, and incorporated herein by reference.
(5) Opinion of Cooley Godward LLP regarding 2,896,226 of the Shares being registered filed as an exhibit to the Registration Statement on Form S-3 (No. 333-26079), filed April 29, 1997, and incorporated herein by reference. Opinion of Cooley Godward LLP regarding 13,707,134 of the Shares being registered filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-26079), filed July 18, 1997, and incorporated herein by reference.